SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 11, 2009

First Financial Northwest, Inc.
(Exact name of registrant as specified in its charter)

Washington	001-33652	26-0610707
State or other jurisdiction	Commission	(I.R.S. Employer
of incorporation	File Number	Identification No.)

201 Wells Avenue South, Renton, Washington	98057
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (425) 255-4400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 4.01 Changes in Registrant's Certifying Accountant

As reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2009 (the "Form 8-K"), on March 11, 2009, First Financial Northwest, Inc. (the "Company") and its subsidiary, First Savings Bank Northwest, terminated their relationship with KPMG LLP as their independent certified public accountants. This Current Report on Form 8-K/A (the "Form 8-K/A") amends the Form 8-K, as follows.

    (a)   Previous independent accountants

        (vi)   The Company requested that KPMG LLP furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which they do not agree. A copy of KPMG's letter, dated March 25, 2009, is filed as Exhibit 16 to this Form 8-K/A.

Item 9.01 Financial Statements and Exhibits

    (d)   Exhibits

        16   Letter re change in certifying accountants: Letter of KPMG LLP dated March 25, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL NORTHWEST, INC.

Date: March 30, 2009

By: /s/Kari A. Stenslie
    Kari A. Stenslie
    Chief Financial Officer



KPMG LLP
Suite 1500
15 W. South Temple
Salt Lake City, UT 84101

March 25, 2009

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principle accountants for First Financial Northwest, Inc. and, under the date of March 9, 2009, we reported on the consolidated financial statements of First Financial Northwest, Inc. as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On March 11, 2009, we were dismissed. We have read First Financial Northwest, Inc.'s statements included under Item 4.01(a) of its Form 8-K dated March 11, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with First Financial Northwest, Inc.'s statement contained in Item 4.01 (a)(iii).

Very truly yours,

/s/KPMG LLP

KPMG LLP